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SEC FILE NUMBER
8- 41790

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC PROCESSING RECEIVED NOV 29 2002 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2001 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NBC INTERNATIONAL (USA) INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

THE EXCHANGE TOWER, 130 KING STREET WEST, SUITE 3200
(No. and Street)

TORONTO, ONTARIO (City) CANADA (State) M5X 1J9 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. ALAIN LEGRIS (514) 879-5380
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SAMSON BELAIR DELOITTE & TOUCHE AND PRICEWATERHOUSECOOPERS
(Name — *if individual, state last, first, middle name*)

1, PLACE VILLE-MARIE, SUITE 3000, MONTREAL, QUEBEC, CANADA H3B 4T9
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

P 12/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______ALAIN LEGRIS______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______NBC INTERNATIONAL (USA) INC.______, as of ______SEPTEMBER 30______, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

EXECUTIVE VICE-PRESIDENT & CHIEF FINANCIAL OFFICER
____
Title

____
Notary Public

COMMISSAIRE À L'ASSERMENTATION
135, 005
TOUS LES DISTRICTS JUDICIAIRES DU QUÉBEC ET POUR L'EXTÉRIEUR DU QUÉBEC

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial statements and supplemental information of

NBC INTERNATIONAL (U.S.A.) INC.

September 30, 2002

with Report and Supplemental Report of Independent Auditors

NBC INTERNATIONAL (U.S.A.) INC.
Table of contents

Auditors' report

To the Shareholder of
NBC International (U.S.A.) Inc.

We have audited the balance sheet of NBC International (U.S.A.) Inc. as at September 30, 2002 and the statements of earnings, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as at September 30, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at September 30, 2001 and for the year then ended were audited by Samson Bélair/Deloitte & Touche and Arthur Anderson & Cie who expressed an opinion without reservation on those statements in their report dated November 16, 2001.

Chartered Accountants

Chartered Accountants

Montreal (Quebec)
November 15, 2002

NBC INTERNATIONAL (U.S.A.) INC.

Balance sheet

as at September 30, 2002
(in U.S. dollars)

	2002	2001
	$	$
Assets		
Cash	**200,000**	200,000
Short-term investments, at cost (Note 3)	**5,987,100**	5,984,001
Securities owned	**-**	11,111
Amounts receivable from clients (Note 4)	**2,543,415**	1,678,536
Amounts receivable from brokers and dealers (Notes 4 and 6(b))	**-**	39,475,033
Amounts receivable from shareholder	**3,124,698**	414,303
Investment, at cost	**3,300**	3,300
Amounts receivable - other	**149,869**	687,155
	12,008,382	48,453,439
Liabilities		
Accounts payable and accrued liabilities	**422,961**	163,751
Amounts payable to clients (Note 4)	**2,455,453**	40,360,351
Amounts payable to brokers and dealers (Notes 4 and 6(b))	**87,962**	793,218
Income taxes payable	**1,527,697**	851,309
	4,494,073	42,168,629
Shareholder's equity		
Capital stock (Note 7)	**5,600,000**	5,600,000
Retained earnings	**1,914,309**	684,810
	7,514,309	6,284,810
	12,008,382	48,453,439

Approved by the Board

.... Director

.... Director

NBC INTERNATIONAL (U.S.A.) INC.

Statement of retained earnings

year ended September 30, 2002
(in U.S. dollars)

	2002	2001
	$	$
Balance, beginning of year	**684,810**	377,832
Net earnings	**1,229,499**	306,978
Balance, end of year	**1,914,309**	684,810

NBC INTERNATIONAL (U.S.A.) INC.

Statement of earnings

year ended September 30, 2002
(in U.S. dollars)

	2002	2001
	$	$
Revenue		
Commissions	**2,922,468**	1,581,183
Interest	**125,305**	312,533
Syndicate gain and fees	**554,820**	-
Others	**(75,514)**	(84,871)
	3,527,079	1,808,845
Expenses		
Commission expenses	**865,824**	596,562
Operating expenses	**504,257**	674,200
	1,370,081	1,270,762
Earnings before income taxes	**2,156,998**	538,083
Income taxes	**927,499**	231,105
Net earnings	**1,229,499**	306,978

NBC INTERNATIONAL (U.S.A.) INC.
Statement of cash flows
year ended September 30, 2002
(in U.S. dollars)

	2002	2001
	$	$
Operating activities		
Net earnings	**1,229,499**	306,978
Changes in non-cash operating items		
Securities owned	**11,111**	(11,111)
Amounts receivable from clients	**(864,879)**	(531,673)
Amounts receivable from brokers and dealers	**39,475,033**	(39,475,033)
Amounts receivable from shareholder	**(2,710,395)**	(414,303)
Income taxes recoverable	**-**	61,113
Amounts receivable – other	**537,286**	(533,100)
Accounts payable and accrued liabilities	**259,210**	133,697
Amounts payable to clients	**(37,904,898)**	39,871,901
Amounts payable to brokers and dealers	**(705,256)**	134,805
Amounts payable the shareholder	**-**	(358,682)
Income taxes payable	**676,388**	851,309
Net cash inflow	**3,099**	35,901
Cash and cash equivalents, beginning of year	**6,184,001**	6,148,100
Cash and cash equivalents, end of year	**6,187,100**	6,184,001

Cash and cash equivalents comprise:		
Cash	**200,000**	200,000
Short-term investments	**5,987,100**	5,984,001
	6,187,100	6,184,001

Cash flows related to operating activities include:		
Interest received	**125,305**	312,535
Income taxes received (paid)	**407,812**	(681,317)

1. Incorporation and corporate activities

NBC International (U.S.A.) Inc. (the "Corporation") is a wholly-owned subsidiary of National Bank Financial Inc.

The Corporation was incorporated under the *Business Corporations Act* (Ontario) on September 1, 1989. The Corporation became a member of the National Association of Securities Dealers, Inc. in November 1990, and was registered with the Securities and Exchange Commission as a broker-dealer on February 16, 1990.

2. Significant accounting policies

Basis of accounting

Security transactions and related revenues and expenses are recorded on a trade date basis.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments in money market instruments with maturities of three months or less.

Financial instruments

The fair value of the Corporation's assets and liabilities which qualify as financial instruments approximates the carrying amounts presented in the financial statements.

Foreign currencies translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end exchange rates. Revenue and expenses denominated in foreign currencies are translated at the exchange rate in effect at the transaction dates. Translation gains and losses are included in the statement of earnings.

Use of estimates

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Short-term investments

The short-term investments consist of U.S. T-Bills maturing before the end of 2002.

(in U.S. dollars)

4. Amounts receivable from or payable to clients and brokers accounts

The Corporation monitors the credit standing of each of the customers and counterparties with which it conducts business. Client trades are settled in cash against delivery of securities.

Institutional client security transactions with the Corporation are cleared by National Bank Financial Inc. Effective October 1996, retail client transactions are cleared by another registered broker-dealer pursuant to a clearing agreement. The Corporation had all of its individual counterparty concentration with these brokers who are based in North America.

Amounts receivable from and payable to clients and brokers and dealers are due by the settlement date of the related trade transactions. As at September 30, 2002, the Corporation had balances of $659,690 (2001 - $1,080,402) due from clients, $108,926 (2001 - $619,957) due to clients and $Nil (2001 - $Nil) due to brokers and dealers on a settlement date basis.

5. Net capital requirement

The Corporation is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, both as defined by the Rule. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As at September 30, 2002, the Corporation had net capital of $4,385,690 (2001 - $5,835,860), which exceeded the required net capital of $174,023 (2001 - $181,293) by $4,211,667 (2001 - $5,654,567). The Corporation's ratio of aggregate indebtedness to net capital was 0.60 to 1 as at September 30, 2002 (2001 - 0.47 to 1).

6. Related party transactions

(a) The Corporation is subject to an Operating Agreement with National Bank Financial Inc. whereby National Bank Financial Inc. provides facilities and services for a fee to be determined annually. Under the agreement, the Corporation incurred an operating fee of $84,869 (2001 - $16,278) for brokerage and clearing services during the year ended September 30, 2002. In addition, the Corporation incurred expenses of $865,822 (2001 - $596,562) charged by National Bank Financial Inc. relating to employee compensation and payouts.

(b) Included in the amount due to brokers and dealers is $87,962 (2001 - receivable from $39,383,812) due to National Bank Financial Inc.

(c) In the normal course of business, National Bank Financial Inc. has guaranteed any indebtedness owing by the Corporation to an individual registered broker-dealer.

7. Capital stock

Authorized
Unlimited common shares

	2002	2001
	$	$
Issued and outstanding		
5,600 Common shares	**5,600,000**	5,600,000

8. Reconciliation of Canadian and United States generally accepted accounting principles

These financial statements are prepared in accordance with Canadian generally accepted accounting principles. The United States Securities and Exchange Commission requires that the Corporation report all material differences between Canadian and United States generally accepted accounting principles. There are no material differences in the financial statements as at September 30, 2002.

NBC INTERNATIONAL (U.S.A.) INC. Schedule

Schedule of computation of net capital pursuant to SEC Rule 15c3-1

year ended September 30, 2002
(in U.S. dollars)

	2002	2001
	$	$
Net capital		
Total shareholder's equity	**7,514,309**	6,284,805
Non-allowable assets	**3,128,619**	444,963
Haircut on securities	**-**	3,987
	3,128,619	448,950
Net capital	**4,385,690**	5,835,855
Computation alternative method net of capital requirement		
Minimum net capital required (greater of 6 2/3% of total aggregate indebtedness or $100,000 minimum dollar net capital requirement)	**174,023**	181,293
Excess net capital	**4,211,667**	5,654,562
Ratio: Aggregated indebtedness	**0.60 to 1**	0.47 to 1

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Corporation's unaudited September 30, 2002 Part IIA Focus filing.

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

NBC International (U.S.A.) Inc.

In planning and performing our audit of the financial statements and supplemental schedules of NBC International (U.S.A.) Inc. (the "Corporation"), for the year ended September 30, 2002 (on which we issued our report dated November 15, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Corporation's internal control.

The audit was conducted in accordance with auditing standards generally accepted in Canada and included a review of the Corporation's accounting systems and internal accounting controls to the extent required in accordance with such standards.

Also, as required by rule 17a-5(g)(1) under the *Securities Exchange Act of 1934,* we have made a study of the practices and procedures followed by the Corporation (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry securities accounts for customers of perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with Canadian generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practice and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operations, (including control activities for safeguarding securities), that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934* and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at September 30, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Chartered Accountants

Chartered Accountants

Montreal (Quebec)
November 15, 2002